UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,	NEATHOUSE PLACE, LONDON,
VICTORIA 3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a bhpbilliton
Financial results
Half year ended
31 December 2016
Eastern Ridge

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS and other financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS). This release may also include certain non-IFRS and other measures including Underlying EBIT, Underlying EBITDA (all references to EBITDA refer to Underlying EBITDA), Adjusted effective tax rate, Free cash flow, Gearing ratio, Controllable cash costs, Net debt, Net operating assets, Underlying return on capital, Underlying attributable profit, Underlying basic earnings/(loss) per share and Underlying EBITDA margin. These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise: variance analysis relates to the relative performance of BHP Billiton and/or its operations during December 2016 half year compared with the December 2015 half year; on slide 17 the reference to recent years refers to the 2013 financial year onwards; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP Billiton’s share. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP Billiton. Numbers presented may not add up precisely to the totals provided due to rounding.
No offer of securities
Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Financial results
21 February 2017 2 bhpbilliton

bhpbilliton
Financial results
Half year ended 31 December 2016
Andrew Mackenzie Chief Executive Officer
Mt Arthur Coal

Interim FY17 scorecard

Strong cash generation drives debt reduction

Safety	**Despite improvements in a range of safety measures, tragically there was a fatality at Escondida** 9%[1] reduction in TRIF
Volume	**One-off events and Onshore US deferrals offset underlying release of latent capacity** Record WAIO volumes; Caval Ridge wash-plant throughput maximised during high prices
Cost	**H1 FY17 productivity gains of US$1.2 billion** Unit cash costs down at our major assets
Financial results	**Underlying EBITDA of US$9.9 billion; Underlying EBITDA margin of 54%** Attributable profit of US$3.2 billion
Cash flow	**Net operating cash flow of US$7.7 billion demonstrates strong conversion of higher commodity prices into cash** Free cash flow of US$5.8 billion from capital discipline and productivity
Balance sheet	**Net debt of US$20.1 billion; gearing 24.3%** 'A' credit rating with S&P; outlook raised to stable
Dividend	**Interim dividend of US$0.40 per share** US$0.30 per share under minimum 50% payout ratio and additional US$532 million or US$0.10 per share

1. BHP Billiton operated assets, from FY16.

Financial results
21 February 2017
4
bhpbilliton

Safety is paramount
The health and safety of our people and communities always comes first
Tragically, there was a fatality at Escondida during the period
Total Recordable Injury Frequency (TRIF) of 3.9 is down 9%1
TRIF performance at operated sites
(Number of recordable injuries per million hours worked2)
10
8
6
4
2
0
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16
H1 FY17
1. BHP Billiton operated assets, from FY16.
2. FY06 to FY14 presented on a total operations basis.
Financial results
21 February 2017 5 bhpbilliton

Progress at Samarco
Committed to social and environmental rehabilitation
Avenida Beira Rio – Barra Longa
November 2015 October 2016
Rehabilitation
Renova Foundation fully functional
Rehabilitation and compensation programs making good progress
Resettlements, land purchases underway
Dam stabilised, containment dykes in place
River bank remediation on track
Legal developments
Constructive Preliminary Agreement with Federal Prosecutors
Technical advisors appointed to review remediation program
Bottom-up, community-focused, cost-based approach
Criminal cases ongoing
Mine restart
Restart important but must be safe and economically viable
Require state and federal approvals and community support
Negotiations for use of Vale’s Timbopeba pit underway
Debtholder negotiations
Financial results
21 February 2017 6 bhpbilliton

bhpbilliton
Financial results
Half year ended 31 December 2016
Peter Beaven Chief Financial Officer
Eagle Ford

Strong financial performance
Diversified portfolio and simplified structure underpins superior margins
Underlying EBITDA of US$9.9 billion, up 65%
Underlying EBIT of US$6.0 billion, up US$4.6 billion
Attributable profit of US$3.2 billion
adjusted effective tax rate1 of 34.7% or 44.5% including royalties
Underlying return on capital of 9.2%
US$0.40 per share dividend determined for H1 FY17
US$0.30 under minimum 50% payout ratio
US$0.10 additional amount
Leading margins through the cycle
(Underlying EBITDA margin2, %)
60
35
BHP Billiton Peer group range
10
FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 H1
FY17
Iron Ore 42% of Group3
118 Mt 4%
Cost4: US$15.05/t 1%
EBITDA4: US$4.1 bn 52%
EBITDA4 margin: 60%
Petroleum 20% of Group3
106 MMboe 15%
Conventional cost: US$8.42/boe 10%
EBITDA: US$2.0 bn 10%
EBITDA margin: 61%
Metallurgical Coal 18% of Group3
21 Mt 1%
Cost4: US$56.43/t 4%
EBITDA4: US$1.8 bn US$1.7 bn
EBITDA4 margin: 54%
Copper 18% of Group3
712 kt 7%
Cost5: US$1.09/lb 24%
EBITDA: US$1.7 bn 110%
EBITDA margin: 46%
1. Excludes the influence of exchange rate movements and exceptional items.
2. BHP Billiton data for FY06 to FY14 presented on a total operations basis. Peer group comprises Anglo American, Rio Tinto and Vale.
3. Percentage contribution to Group Underlying EBITDA.
4. Unit cost, EBITDA and EBITDA margins refer to Western Australia Iron Ore and Queensland Coal.
5. Operated copper assets (Escondida, Pampa Norte and Olympic Dam).
Financial results
21 February 2017 8 bhpbilliton

Group EBITDA waterfall
Rise in EBITDA driven by commodity prices and productivity
Underlying EBITDA variance
(US$ billion)
External US$3.1 billion Controllable US$0.8 billion
12 3.5 (0.3) (0.1) 9.1 (0.2) 0.1 1.1 0.0 (0.2) 0.0 9.9
8
6.0
4
0
H1 FY16 Price1 Foreign exchange Inflation Sub-total Growth volumes Productivity volumes Controllable cash costs2 Fuel & energy Non-cash3 Other 4 H1 FY17
1. Net of price-linked costs.
2. Includes a benefit related to the increase in estimated recoverable copper contained in the Escondida sulphide leach pad and favourable inventory movements.
3. Non-cash includes net deferred stripping costs.
4. Other includes ceased and sold operations, asset sales, one-off items and other items (including profit/loss from equity accounted investments).
Financial results
21 February 2017 9 bhpbilliton

Productivity lifts margins
Over US$11 billion of productivity gains delivered over past four years
Underlying EBITDA margin of 54%
without productivity gains, margin would have been <30%1
Costs down at our major assets in H1 FY17
Revised unit cost guidance reflects stronger AUD
WAIO raised to <US$15/t
Queensland Coal raised to US$54/t
Conventional petroleum and Escondida2 remain unchanged
Margins supported by our productivity agenda
(Underlying EBITDA margin, %)
60
30
0
FY13 FY14 FY15 FY16 H1 FY17
EBITDA margin EBITDA margin ex-productivity1
Sustainably lower unit costs
(Index, FY13=100, operating cost per copper equivalent tonne3)
100
80
60
40
FY13 FY14 FY15 FY16 H1 FY17
1. Illustrative representation based on reported Revenue and Underlying EBITDA in each period less cumulative productivity gains since FY12.
2. Excluding impact of industrial action.
3. Presented on a continuing operations basis excluding royalties; BHP Billiton’s share of volumes from equity accounted investments; copper equivalent volumes calculated using FY16 realised prices.
Financial results
21 February 2017 10 bhpbilliton

Strong cash flow and balance sheet

Simpler portfolio delivers substantial conversion of higher prices into cash flow

- **Net operating cash flow of US$7.7 billion**
  - despite US$1.3 billion working capital increase reflecting stock build ahead of LCE commissioning and higher prices
- **Free cash flow of US$5.8 billion**
  - capital and exploration expenditure of US$2.7 billion
  - Onshore US free cash flow positive
- **Balance sheet is strong**
  - net debt of US$20.1 billion
  - gearing of 24.3%
  - average maturity of 8.5 years with low refinancing risk
  - 'A' credit rating raised to stable outlook

Net debt and gearing

(Net debt, US$ billion) (Gearing, %)



30
20
10
36
28
20
FY12
FY13
FY14
FY15
FY16
H1 FY17
Net debt
Net gearing

Movements in net debt

(US$ billion)



30
20
10
26.1
(5.8)
0.7
0.5
Non-cash
0.6
(2.0)
20.1
FY16
Free cash flow
Dividends paid
Other movements¹
Kelar finance lease
Fair value movement²
H1 FY17

1. Other movements include dividend paid to non-controlling interest, purchase of shares by Employee Share Ownership Plan Trusts, and other items.
2. Non-cash movement includes foreign exchange variance due to the revaluation of local currency denominated debt to USD and mark-to-market interest rate on bonds.

Financial results
21 February 2017
11
bhpbilliton

Disciplined capital allocation
With heightened uncertainty and elevated prices, we have a bias for debt reduction
Maintenance: US$0.6 billion including deferred stripping
- US$1.4 billion guidance for FY17 under revised definition of maintenance capital
Excess cash of US$6.4 billion1 allocated during the period
- Cash to balance sheet: US$4.7 billion
- Organic growth: US$2.1 billion
major projects tracking to plan (Escondida Water Supply, NWS Greater Western Flank-B and Jansen)
additional rigs in Onshore US
successful Trion bid and positive exploration results
- Additional dividends: US$0.3 billion determined for H2 FY162
- Further simplification of the portfolio: US$0.7 billion of proceeds received
H1 FY17
Operating productivity Capital productivity
Net operating cash flow
US$7.7 bn Less: dividends to NCIs of US$0.3 bn1
Maintenance capital US$0.6 bn
Strong balance sheet A rating
Minimum 50% payout ratio dividend2 US$0.4 bn
Excess cash
US$6.4 bn
Balance sheet Additional dividends2 Buy-backs Organic growth Acquisitions/(Divestments)
US$4.7 bn US$0.3 bn US$0.0 bn US$2.1 bn (US$0.7 bn)
1. Dividends paid to non-controlling interests of US$300 million.
2. Related to final dividend determined by the Board for FY16 and paid in September 2016.
Financial results
21 February 2017 12 bhpbilliton

bhpbilliton
Financial results
Half year ended 31 December 2016
Andrew Mackenzie Chief Executive Officer
Olympic Dam

Near-term uncertainty, attractive long-term fundamentals
Copper and oil remain our preferred long-term growth commodities
Short-term Medium-term Long-term
Political uncertainty Modest economic growth New supply Steeper cost curves Growth in population, wealth Urbanisation and new demand centres
Price volatility Petroleum market rebalances Sustainable productivity Asian growth Decarbonisation Technology
Financial results
21 February 2017 14 bhpbilliton

Well placed for anticipated conditions
Our diversified portfolio, strong balance sheet and competitive growth options position us well
Simple portfolio of tier 1 assets, diversified across our preferred commodities
- cost curve positions enhanced with over US$11 billion of annualised productivity gains delivered in the past four years
Strong balance sheet insulates operations and investment capacity from cyclical swings
- US$6 billion reduction in net debt over six months
Rich opportunity-set of investment options across the near, medium and long term
- >40% reduction in capital intensity1 of growth options since FY12
- will only be executed at the right time and in accordance with the capital allocation framework
Tier 1 portfolio
(H1 FY17 Underlying EBITDA margin, %)
Iron ore
80 Petroleum Copper Note: Bubble size represents percentage contribution to H1 FY17
60 Group Underlying EBITDA
40 Metallurgical coal
20
0
1st 2nd 3rd 4th
Cost curve position2 (quartile)
We have growth options across time periods and commodities
(Index, FY17e=100, copper equivalent volumes)
175
150
125
100
Short-term to FY20 Medium-term FY21 to FY25 Long-term post FY25 Petroleum exploration Base decline
Source: AME; Wood Mackenzie; BHP Billiton analysis.
1. Capital intensity is calculated as the aggregate growth capital expenditure divided by the incremental copper equivalent tonnes.
2. Based on weighted average equity share of production using quality-adjusted operating cost curves versus contestable demand in the markets in which our assets operate; metallurgical coal excludes Blackwater mine.
Financial results
21 February 2017 15 bhpbilliton

Progress on our roadmap
We have made significant progress across a broad suite of opportunities to grow value and returns
Productivity On track for full-year productivity guidance of US$1.8 billion (excluding impact of Escondida industrial action)
The benefits of our simplified portfolio and new operating model will drive further gains
Latent Spence Recovery Optimisation completed; accessing high-grade ore from the Olympic Dam Southern Mining Area capacity Los Colorados Extension ramp-up in late FY17; Caval Ridge Southern Circuit approval expected in FY17
Onshore US Well productivity improved; positive Eagle Ford well trials; Permian acreage swaps; non-core acreage sales
Haynesville hedging program expanded; further rigs dependent on market conditions
Growth Mad Dog 2 approved; Spence Growth Option to Board in CY17; Olympic Dam BFX advanced; successful Trion bid portfolio Long term: positive Olympic Dam 450 leach trials; Jansen in feasibility; Scarborough momentum with new JV
Exploration Wildling well accelerated as follow-up to Caicos discovery; assessing commerciality of LeClerc discovery
Added over 100 exploration leases in US Gulf of Mexico over the last 12 months
Technology 3 sub-functions: Research and Development; Project Delivery and Operational Technology
Current initiatives: Remote operations; equipment automation; decision automation; mass mining methods; chemical extraction; precision mining
Financial results
21 February 2017 16 bhpbilliton

Emerging stronger from the downturn
We have responded to the challenges of recent years...
Progress on our roadmap of value creation and improved returns
Demerger and US$7 billion of divestments Over US$11 billion of productivity improvements
Latent capacity released Added to Onshore US well inventory and conventional resource 40% reduction in capital intensity of growth options
Enhanced capital allocation framework Balance sheet strengthened Dividend policy improves financial flexibility Simplified operating model
...and have the right foundations in place to substantially grow shareholder value
Financial results
21 February 2017 17 bhpbilliton

bhpbilliton

bhpbilliton
Appendix

BHP Billiton guidance

Group	FY17e	FY18e	
Capital and exploration expenditure (US$bn)	5.6	6.3	Cash basis.
Including:			
Maintenance	1.4		Includes non-discretionary capital expenditure to maintain asset integrity, reduce risks, and meet compliance requirements. Also includes deferred development and production stripping of US$394m for FY17.
Exploration	1.0	0.9	Includes: US$820m Petroleum and US$60m Copper exploration program planned for FY17.

Petroleum	FY17e	
Total petroleum production (MMboe)	200 - 210	
Onshore US		
Capital expenditure (US$bn)	0.6	Development activity tailored to market conditions.
Production (MMboe)	77 - 83	We continue to balance near-term cash flow performance and long-term value maximisation.
Conventional Petroleum		
Capital expenditure (US$bn)	0.8	Focused on life extension projects at Bass Strait and North West Shelf.
Production (MMboe)	123 - 127	Planned maintenance at Atlantis, divestment of our Pakistan gas business and natural field decline.
Unit cost (US$/barrel)	10	Excludes inventory movements, embedded derivatives movements, freight, third party product purchases and exploration expense.
Exploration (US$bn)	0.8	Focused on Mexico, the Gulf of Mexico, the Caribbean and Western Australia's Northern Beagle Basin.

Financial results
21 February 2017

20

bhpbilliton

BHP Billiton guidance (continued)

Copper	FY17e	
Total copper production (Mt)	1.62	Guidance for Escondida at 1.07 Mt. Pampa Norte production is expected to increase. Guidance for Olympic Dam at 160 kt - 170 kt. Guidance for Antamina production at 130 kt and zinc at 90 kt. Excludes impact of Escondida industrial action.
Escondida		
Production (Mt, 100% basis)	1.07	Enabled by the commissioning of the Escondida Water Supply project. Excludes impact of industrial action.
Unit cash costs (US$/lb)	1.00	Excludes freight and treatment and refining charges; net of by-product credits; based on an exchange rate of USD/CLP 663. Excludes impact of industrial action.

Iron Ore	FY17e	
Total iron ore production (Mt)	228 - 237	Excludes production from Samarco.
Western Australia Iron Ore		
Production (Mt, 100% basis)	265 - 275	
Unit cash costs (US$/t)	<15	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75. Includes additional rail maintenance costs.

Coal	FY17e	
Total metallurgical coal production (Mt)	44	
Total energy coal production (Mt)	30	The divestment of Navajo Coal to Navajo Transitional Energy Company was completed on 29 July 2016.
Queensland Coal		
Production (Mt)	44	
Unit cash costs (US$/t)	54	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
NSW Energy Coal		
Production (Mt)	19	
Unit cash costs (US$/t)	40	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.

Financial results
21 February 2017
21
bhpbilliton

Key Underlying EBITDA sensitivities
Approximate impact1 on FY17 Underlying EBITDA of changes of:
US$ million
US$1/t on iron ore price2 217
US$1/bbl on oil price3 79
US¢10/MMbtu on US gas price 26
US$1/t on metallurgical coal price 42
US¢1/lb on copper price2,4 34
US$1/t on energy coal price2 18
US¢1/lb on nickel price 2
AUD (US¢1/A$) operations5 78
1. Assumes total volume exposed to price; determined on the basis of BHP Billiton’s existing portfolio.
2. Excludes impact of equity accounted investments.
3. Excludes impact of change in input costs across the Group.
4. Excludes impact of Escondida industrial action.
5. Based on average exchange rate for the period.
Financial results
21 February 2017 22 bhpbilliton

Debt maturity profile
Debt balances1
(US$ billion2)
8
6
4
2
0
FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26 FY27 FY28 Post FY28
US$ Bonds3 Euro Bonds3 Sterling Bonds3 A$ Bonds C$ Bonds Subsidiaries
% of portfolio 44% 31% 11% 5% 2% 7%
Capital markets 93% Asset financing 7%
1. All debt balances are represented in notional US$ values and based on financial years; as at 31 December 2016, prior to bond buy backs in H2 FY17.
2. Subsidiary debt is presented in accordance with IFRS 10 and IFRS 11.
3. Includes hybrid bonds (19% of portfolio: 9% in US$, 7% in Euro, 3% in Sterling).
Financial results
21 February 2017 23 bhpbilliton

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: February 21, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary